Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2, 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the revised results for the six-month period ended June 30, 2007 for Excel Maritime Carriers Ltd. (the “Company”). Subsequent to the release of the results for the second quarter and for the six-month period ended June 30, 2007, filed with the Securities and Exchange Commission on Form 6-K on August 13, 2007, the Company's management determined that certain vessel costs incurred during the dry docking period should have been expensed as incurred rather than included in deferred dry docking costs. The revised results reflect the expensing of the above vessel costs and supersede results previously released by the Company and filed with the Securities and Exchange Commission on Form 6-K on August 13, 2007.

These results supersede results previously released by the Company and filed with the Securities and Exchange Commission on Form 6-K on August 13, 2007.

Exhibit 1

EXCEL MARITIME CARRIERS LTD.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND JUNE 30, 2007 (Unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)
ASSETS	December 31, 2006	June 30, 2007

CURRENT ASSETS:
Cash and cash equivalents	86,289	110,793
Restricted cash	4,534	4,727
Accounts receivable trade, (net of allowance of $253 and $353, respectively)	967	1,133
Accounts receivable, other	1,679	855
Inventories	1,066	1,204
Prepayments and advances	1,253	743
Total current assets	95,788	119,455

FIXED ASSETS:

Vessels, net (Note 5)	437,418	414,735
Office furniture and equipment, net (Note 5)	983	1,414
Total fixed assets, net	438,401	416,149

OTHER NON CURRENT ASSETS:
Investment in affiliate (Note 3)	-	11,467
Goodwill	400	400
Deferred charges, net (Note 6)	4,296	6,006
Restricted cash	10,466	10,273

Total assets	549,351	563,750

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees	32,452	31,016
Accounts payable	3,096	3,628
Due to related parties	82	1,623
Deferred revenue	1,892	2,416
Accrued liabilities	5,363	5,588
Financial Instruments (Note 7)	834	571
Total current liabilities	43,719	44,842

LONG-TERM DEBT, net of current portion and net of unamortized deferred financing fees	185,467	167,916

COMMITMENTS AND CONTINGENCIES (Note 9)	-	-

MINORITY INTEREST	4	-

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 49,000,000 Class A shares and 1,000,000 Class B shares authorized; 19,595,153 Class A shares and 135,326 Class B shares, issued and outstanding at December 31, 2006 and 19,893,556 Class A shares and 135,326 Class B shares, issued and outstanding at June 30, 2007 (Note 8)	197	199
Additional paid-in capital (Note 8)	182,410	189,781
Shares to be issued ( 298,403 Class A shares) (Note 4)	6,853	-
Accumulated Other Comprehensive Loss	(79)	(79)
Due from a related party (Note 4)	(2,024)	-
Retained earnings	132,993	161,280
	320,350	351,181
Less: Treasury stock (78,650 Class A shares and 588 Class B shares) at December 31, 2006 and June 30, 2007	(189)	(189)
Total stockholders’ equity	320,161	350,992
Total liabilities and stockholders’ equity	549,351	563,750

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2006 AND JUNE 30, 2007
(Expressed in thousands of U.S Dollars-except for share and per share data)

	June 30,
	2006	2007

REVENUES:
Voyage revenues (Note 1)	55,928	72,991
Revenue from managing related party vessels (Note 4)	279	365
	56,207	73,356

EXPENSES:
Voyage expenses	3,526	5,146
Voyage expenses – related party (Note 4)	692	913
Vessel operating expenses	15,171	16,523
Depreciation (Note 5)	14,125	14,075
Amortization of deferred dry-docking and special survey costs (Note 6)	264	1,555
General and administrative expenses	4,133	5,331
	37,911	43,543

Gain on sale of vessel to a related party (Note 5)	-	6,194

Operating income	18,296	36,007

OTHER INCOME (EXPENSES):
Interest and finance costs	(7,940)	(6,703)
Interest income	1,850	2,585
Other, net	(65)	(24)
Total other income (expenses), net	(6,155)	(4,142)
Net income, before taxes	12,141	31,865

US Source Income taxes (Note 10)	(278)	(112)

Net income, after taxes and before minority interest and income from investment in affiliate	11,863	31,753

Minority Interest (Note 1)	4	2
Income from Investment in affiliate (Note 3)	-	463
Net income	11,867	32,218

Earnings per common share, basic	$0.59	$1.61
Weighted average number of shares basic	19,945,140	19,949,644
Earnings per common share, diluted	$0.59	$1.61
Weighted average number of shares diluted	19,945,140	19,960,001

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2007
(Expressed in thousands of U.S Dollars-except for share and per share data)

		Common Stock
	Comprehensive		Par	Additional	Shares to be
	Income	# of Shares	Value	Paid-in Capital	issued

BALANCE, December 31, 2005		19,710,099	197	181,265	6,853
- Net income	11,867	-	-	-	-
- Stock-based compensation expense		-	-	460	-
Comprehensive Income	11,867
BALANCE, June 30, 2006		19,710,099	197	181,725	6,853

BALANCE, December 31, 2006		19,730,479	197	182,410	6,853
- Net income	32,218	-	-	-	-
- Issuance of common stock		298,403	2	6,851	(6,853)
- Stock-based compensation expense		-	-	520	-
- Dividends declared ($0.20 per share)		-	-	-	-
- Due from a related party		-	-	-	-
Comprehensive Income	32,218
BALANCE, June 30, 2007		20,028,882	199	189,781	-

	Accumulated Other Comprehensive Loss	Due from a related party	Retained Earnings	Total	Treasury Stock	Total Stockholders' Equity
BALANCE, December 31, 2005	-	(2,024)	101,887	288,178	(189)	287,989
- Net income	-	-	11,867	11,867	-	11,867
- Stock-based compensation expense	-	-	-	460	-	460
Comprehensive Income
BALANCE, June 30, 2006	-	(2,024)	113,754	300,505	(189)	300,316

BALANCE, December 31, 2006	(79)	(2,024)	132,993	320,350	(189)	320,161
- Net income	-	-	32,218	32,218	-	32,218
- Issuance of common stock	-	-	-	-	-	-
- Stock-based compensation expense	-	-	-	520	-	520
- Dividends declared ($0.20 per share)	-	-	(3,931)	(3,931)		(3,931)
- Due from a related party	-	2,024	-	2,024		2,024
Comprehensive Income
BALANCE, June 30, 2007	(79)	-	161,280	351,181	(189)	350,992

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX- MONTH PERIODS ENDED JUNE 30, 2006 AND 2007
(Expressed in thousands of U.S. Dollars)

	June 30,
	2006	2007
Cash Flows from Operating Activities:
Net income	11,867	32,218
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	14,125	14,075
Amortization of deferred dry docking and special survey costs	264	1,555
Amortization of deferred financing costs	244	197
Gain on sale of vessel to a related party	-	(6,194)
Stock-based compensation expense	460	520
Minority interest	(4)	(2)
Change in fair value of financial instruments	-	(263)
Income from investment in affiliate	-	(463)
Changes in operating assets and liabilities:
Accounts receivable	313	658
Due from related parties	211	-
Inventories	(212)	(138)
Prepayments and advances	(106)	510
Accounts payable	(427)	532
Due to related parties	-	1,541
Accrued liabilities	(303)	219
Deferred revenue	(299)	524
Payments for dry docking and special survey	(2,867)	(4,064)
Net Cash provided by Operating Activities	23,266	41,425

Cash Flows from Investing Activities:
Proceeds from sale of vessel to a related party	-	15,740
Investment	-	(11,000)
Office furniture and equipment	(265)	(552)
Net cash provided by (used in) Investing Activities	(265)	4,188

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	18,382	-
Principal payments of long-term debt	(21,675)	(19,202)
Contributions of minority interest	7	-
Payment from a related party	-	2,024
Dividend Paid	-	(3,931)
Net cash used in Financing Activities	(3,286)	(21,109)

Net increase (decrease) in cash and cash equivalents	19,715	24,504
Cash and cash equivalents at beginning of period	58,492	86,289

Cash and cash equivalents at end of the period	78,207	110,793

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information:

The accompanying interim consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries (collectively, the “Company” or “Excel”). Excel was formed in 1988, under the laws of the Republic of Liberia.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

Ship-owning companies with vessels in operation at June 30, 2007
	Company	Country of incorporation	Date of incorporation	Vessel-owned
1.	Centel Shipping Co. Ltd. (“Centel”)	Cyprus	May 2002	Lady
2.	Snapper Marine Ltd. (“Snapper”)	Liberia	June 2004	Marybelle
3.	Liegh Jane Navigation S.A. (“Liegh”)	Liberia	July 2004	Swift
4.	Teagan Shipholding S.A. (“Teagan”)	Liberia	November 2004	First Endeavour
5.	Fianna Navigation S.A. (“Fianna”)	Liberia	November 2004	Isminaki
6.	Ingram Limited (“Ingram”)	Liberia	November 2004	Emerald
7.	Whitelaw Enterprises Co. (“Whitelaw”)	Liberia	November 2004	Birthday
8.	Castalia Services Ltd. (“Castalia”)	Liberia	November 2004	Princess I
9.	Yasmine International Inc. (“Yasmine”)	Liberia	January 2005	Elinakos
10.	Candy Enterprises Inc. (“Candy”)	Liberia	February 2005	Renuar
11.	Barland Holdings Inc. (“Barland”)	Liberia	February 2005	Attractive
12.	Fountain Services Ltd. (“Fountain”)	Liberia	February 2005	Powerful
13.	Amanda Enterprises Ltd. (“Amanda”)	Liberia	March 2005	Happy Day
14.	Marias Trading Inc. (“Marias”)	Liberia	March 2005	Angela Star
15.	Tanaka Services Ltd. (“Tanaka”)	Liberia	March 2005	Rodon
16.	Harvey Development Corp. (“Harvey”)	Liberia	March 2005	Fortezza

Companies established to acquire vessels
	Company	Country of incorporation	Date of incorporation
17.	Magalie Investments Corp. (“Magalie”)	Liberia	March 2005	-
18.	Melba Management Ltd. (“Melba”)	Liberia	April 2005	-
19.	Minta Holdings S.A. (“Minta”)	Liberia	April 2005	-
20.	Odell International Ltd. (“Odell”)	Liberia	April 2005	-
21.	Naia Development Corp. (“Naia”)	Liberia	April 2005	-

Other group companies
	Company	Country of incorporation	Date of incorporation	Activity
22.	Maryville Maritime Inc. (“Maryville”)	Liberia	August 1983	Management company
23.	Point Holdings Ltd. (“Point”)	Liberia	February 1998	Holding company

In addition, as at December 31, 2006, the Company owned 75% of the outstanding common stock of Oceaunaut Inc. (“Oceanaut”), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. The remaining 25% of Oceanaut was held by certain of the Company’s officers and directors. As of December 31, 2006, the consolidated financial statements also included the accounts of such majority-owned subsidiary. Following the completion of Oceanaut’s initial public offering and the private placement in March 2007, as discussed under Note 3 below, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut and is accounted for under the equity method.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s financial statements included in the Company’s Annual report on form 20-F for the year ended December 31, 2006 filed with the Securities Exchange and Commission on June 26, 2007.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

1.    Basis of Presentation and General Information – (continued):

The consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The balance sheet as of December 31, 2006 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

Charterers individually accounting for more than 10% of the Company’s voyage revenues during the six-month periods ended June 30, 2006 and 2007, are as follows:

Charterer	2006	2007

Daeyang Shipping Co Ltd.	16.1%	13.1%
Deiulemar Shipping Spa.	-	12.3%
Rizzo Bottiglieri De Carlini Armatori Spa.	-	10.6%

2.     Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Annual Report on Form 20-F for the fiscal year ended December 31, 2006. There have been no material changes to these policies in the six-month period ended June 30, 2007.

3.     Investment in affiliate:

On March 6, 2007 Oceanaut (Note 1) completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 18,750,000 units (“Units”) were sold at a price of $8.00 per Unit, raising gross proceeds of $150.0 million. Prior to the closing of the initial public offering, Oceanaut consummated a private placement to the Company, consisting of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant to purchase an equivalent amount of common stock at a price of $6.00 per share, raising gross proceeds of $11.0 million. Each unit issued in the initial public offering and the private placement consists of one newly issued share of Oceanaut’s common stock and one warrant to purchase one share of common stock.

The initial public offering and the private placement generated gross proceeds in an aggregate of $161.0 million to be used to complete a business combination with a target business that has not been identified yet. Therefore, an amount of approximately 95% of the gross proceeds or $153.6 million, after payment of certain amounts to the underwriters, is being held in a trust account until the earlier of (i) the consummation of a Business Combination or (ii) the distribution of the trust account under Oceanaut’s liquidation procedure.

In the event of liquidation, the Company has waived its right to receive distributions with respect to the 2,000,000 warrants and 500,000 of 1,125,000 units purchased in the private placement, while it will be entitled to receive the same liquidation rights as the purchasers of shares in the intial public offering with respect to the remaining 625,000 units acquired in the private placement. As such, the remaining proceeds not held in trust of approximately $700 plus an amount of up to $2,000 of the interest income to be earned on the trust account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses, as well as claims raised by any third party.

In addition, in the event of a dissolution and liquidation of Oceanaut, the Company will cover any short fall in the trust account as a result of any claims by various vendors, prospective target businesses or other entities for services rendered or products sold to Oceanaut if such vendor or prospective target business or other third party does not execute a valid and enforceable waiver of any rights or claims to the trust account up to a maximum of $75.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

3.     Investment in affiliate- (continued):

As of June 30, 2007, following the initial public offering and the private placement, the Company owns approximately 18.9% of the issued and outstanding shares of Oceanaut, while a percentage of 4.8% is held by certain of the Company’s officers and directors. Certain officers and directors of the Company serve also as officers and directors of Oceanaut.  Additionally, the Company has agreed to make available certain office and secretarial services as may be required for a $7.5 per month.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), and amended it by issuing FIN 46R in December 2003. FIN 46R addresses the consolidation of business enterprises to which the usual condition of consolidation (ownership of a majority voting interest) does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. It concludes that, in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary is required to consolidate the assets, liabilities and results of operations of the variable interest entity in its financial statements.

Prior to the initial public offering and private placement of shares of Oceanaut, the Company owned 75% of the outstanding common stock of Oceanaut, with the remaining 25% being held by certain of the Company's officers and directors.  As such, the financial position and results of operations of Oceanaut were included in the consolidated financial statements of the Company.  Subsequent to the initial public offering and private placement, the Company has evaluated its relationship with Oceanaut and has determined that Oceanaut is not required to be consolidated in the Company’s financial statements pursuant to FIN 46R because Oceanaut does not meet the criteria for a variable interest entity.

As such, subsequent to March 6, 2007, Oceanaut is accounted for under the equity method of accounting on the basis of the Company’s ability to influence Oceanaut’s operating and financial decisions. The Company’s investment cost, adjusted for its 18.9% ownership share of Oceanaut’s operations is reflected as Investment in affiliate in the accompanying unaudited balance sheet as at June 30, 2007

4.    Transactions with Related Parties:

(a)
Excel Management Ltd.:  On June 19, 2007, the Company received a lump sum cash payment of $2,024 that was due from Excel Management Ltd., a corporation controlled by the Company’s Chairman of the Board of Directors, Mr. Gabriel Panayotides and issued 298,403 shares of Class A common stock in accordance with a termination agreement entered into between the Company and Excel Management Ltd.  on March 2, 2005 for the termination of certain management services goverened by an agreement between Excel Management Ltd. and the Company. The shares issued are subject to a two–year lock–up from their date of issuance. The amount received was reflected as a receivable and classified as a reduction of stockholders’ equity in the accompanying consolidated balance sheet at December 31, 2006.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company’s broker to provide services for the employment and chartering of the Company’s vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered. The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the six month periods ended June 30, 2006 and 2007, amounted to $692 and $913, respectively and are separately reflected in the accompanying consolidated statements of income. Amounts due to (from) Excel Management Ltd. as at December 31, 2006 and June 30, 2007 were $82 and $(289), respectively and are included in related parties and accrued liabilities, respectively.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

4.    Transactions with Related Parties-(continued):

(b)
Vessels under management: Maryville (Note 1) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company’s Board of Directors. The respective revenues earned for the six-month periods ended June 30, 2006 and 2007 totaled $279 and $365, respectively, and are separately reflected in the accompanying consolidated statements of income.  Amounts due to such related companies as of December 31, 2006 and June 30, 2007 were $0 and $1,623, respectively and are included in due to related parties in the accompanying unaudited balance sheets.

5.     Fixed Assets, net:

        The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2006	June 30, 2007
Vessels cost	486,395	474,418
Accumulated depreciation	(48,977)	(59,683)
Vessels, net	437,418	414,735

Office, furniture & Equipment	1,186	1,738
Accumulated depreciation	(203)	(324)
Office, furniture & equipment, net	983	1,414

Total fixed assets, net	438,401	416,149

All vessels, with the exception of Lady, have been provided as collateral to secure the Company’s bank loans.

On June 3, 2006, the vessel Princess I sustained extensive hull damage over almost the full length of the hull starboard side after repeated collisions onto the quay at Port of Tubarao, Brazil, due to parting of the mooring lines in bad weather. The vessel underwent permanent repairs at Rio de Janeiro, which commenced on June 15, 2006 and were completed on July 23, 2006. The total cost of the repairs amounted to approximately $2.0 million. As at June 30, 2007 the claim’s outstanding balance of $270 is included in Accounts receivable, while currently the balance amounts $67.

On April 27, 2007 the Company’s Board of Directors approved the sale of vessel Goldmar for $15,740 million net of sale expenses to an affiliated company. The realized gain of $6,194 (net of $799 of unamortized dry-docking costs and $17 of unamortized financing costs written-off as at the date of sale), which was recognized on delivery of the vessel in May 2007, is separately reflected in the accompanying consolidated statement of income for the six month period ended June 30, 2007.

6.     Deferred Charges, net:

The unamortized amounts included in the accompanying consolidated balance sheets represent dry-docking and special survey costs, and are analyzed as follows:

	December 31, 2006	June 30, 2007
Dry-docking & special survey cost	5,983	10,034
Accumulated amortization	(1,687)	(4,028)
	4,296	6,006

During the six-month period ended June 30, 2007, the vessels Swift, Happy Day, Rodon and Princess I underwent their scheduled drydocking and special survey at a total cost of  $4,064.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

7.       Financial instruments:

In July and October 2006, the Company entered into two derivative contracts, consisting of an interest rate collar (cap and floor) and an interest rate swap agreement maturing in July 2008 and July 2015, respectively. The Company entered into these financial instruments in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings. These financial instruments did not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. The Company did not have any financial instruments within the six-month period ended June 30, 2006. For the six month period ended June 30, 2007, realized and unrealized gains and losses per category of derivative are analyzed as follows:

	Realized gains (losses)	Unrealized gains (losses)	Total gains (losses)
Interest rate collar	$-	$514	$514
Interest rate swap	$150	$(250)	$(100)
	$150	$264	$414

The above realized and unrealized gains of $414 are included in Interest and finance costs in the accompanying 2007 consolidated statement of income.

8.       Changes in capital accounts:

            (a) Common Stock: On June 19, 2007 the Company issued the 298,403 shares discussed under Note 4(a) of Class A common stock.

(b) Dividends: On March 7, 2007 the Company’s Board of Directors approved the implementation of a dividend policy, for the payment of quarterly dividends, commencing on the second quarter of 2007. On May 22, 2007 the Company declared a quarterly dividend of $0.20 per share for the first quarter 2007 paid on June 15, 2007 to shareholders of record on June 1, 2007.

(c) Stock-based compensation: As of December 31, 2006, the Company had outstanding 100,000 options granted to its Chief Executive officer on October 5, 2004 to purchase Class A common shares at an exercise price of $31.79, representing the closing price of the Company’s common stock at the grant date less a discount of 15%.  All stock options granted vest on the third anniversary of the date upon which the option was granted and expire on the fifth anniversary of the date upon which the option was granted. The weighted-average remaining contractual life of options outstanding at June 30, 2007, is 2.26 years.  The stock options granted are recognized as expense over the options’ vesting period based on their fair values on the grant date.   During the six-month period ended June 30, 2007, the Company granted to its executive officers and its chairman of the Board of Directors a bonus of $167.5 in the form of restricted stock awards vested over a period of two years, of which 50% will be vested on the 1st anniversary and the remaining 50% on the 2nd anniversary of the date the stock grant was awarded. The granted restricted stock is recognized as expense over the vesting period based on its fair value on the grant date.

During the six-month periods ended June 30, 2006 and 2007 the compensation expense in connection with all stock-based employee compensation awards amounted to $460 and $520 respectively and is included in General and Administrative expenses in the accompanying consolidated statements of income.

9.       Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

EXCEL MARITIME CARRIERS LTD.
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2007
 (Expressed in thousands of United States Dollars-except for share and per share data, unless otherwise stated)

10.       Income Taxes:

United States source income tax accrued for the six-month periods ended June 30, 2006 and 2007 amounted to $278 and $112, respectively. Based on the Company’s expectation that, apart from the above mentioned U.S. source income tax, it will not be liable for income taxes. As such, the adoption, effective January 1, 2007 of FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes- An interpretation of FASB Statement No. 109”, did not have an material effect on the Company’s 2007 interim consolidated financial statements.

11.        Subsequent Events:

(a)
On July 16, 2007, the Company entered into two agreements to acquire two Supramax bulk carriers, built in 2005 and of a total capacity of 108,773 dwt, for $63.0 million per vessel. The vessels are expected to be delivered to the Company within the fourth quarter of 2007. On July 20, 2007, the Company made a 20% down payment in the total amount of $25.2 million for the purchase of the vessels pursuant to its agreement with the seller of the vessels.

(b)	On August 13, 2007, the Company declared a dividend of $0.20 per share paid on September 10, 2007 to stockholders of record on August 31, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

We, Excel Maritime Carriers Ltd., are a shipping company specializing in the world-wide seaborne transportation of dry bulk cargoes including among others, iron ore, coal and grain, collectively referred to as “major bulks,” and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as “minor bulks.” We were incorporated under the laws of the Republic of Liberia on November 2, 1988 and our Class A common stock trades on the New York Stock Exchange (NYSE) under the symbol EXM.

As of June 30, 2007, our fleet consisted of 16 dry bulk carriers, comprised of ten Panamax bulk carriers and six Handymax bulk carriers, with a total cargo carrying capacity of 960,249 dwt.

In July 2007, we entered into agreements to acquire two Supramax bulk carrires expanding the fleet to 18 vessels with an aggregate carrying capacity of 1,074,022 dwt and an average fleet age of 12.9 years. We agreed to acquire a 2005 built, 55,567 dwt vessel and a 2005 built, 53,206 dwt vessel, both with expected delivery in the fourth quarter of 2007 to be renamed to M/V July M and M/V Mairouli, respectively.

We actively manage the deployment of our fleet between the spot charter market (through voyage charters and short-term time charters), which generally last from one to three months and long-term time charters, which can last up to several years.  A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon amount per ton of cargo shipped.  Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs.  Short and long-term time charters are generally contracts to charter a vessel for a fixed period of time at a set daily rate.  Under time charters, however, the charterer pays voyage expenses such as port, canal and fuel costs, while we are responsible for paying such costs under voyage charters.  Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for brokers’ commissions.  We are also responsible for each vessel’s intermediate and special survey costs.

Factors Affecting our Results of Operation

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•
Available days.  Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

•
Calendar days.  Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

•
Fleet Utilization.  Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by calendar days for the relevant period.

•
Time Charter Equivalent (TCE).  Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Time charter equivalent revenue and TCE are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, and time charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the six-month periods ended June 30, 2006 and 2007 (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and available days).

	Six months ended June 30,
	2006	2007
Voyage revenues	$55,928	$72,991
Less: voyage expenses	(4,218)	(6,059)
Time charter equivalent revenues	$51,710	$66,932
Available days	2,886	2,817
Time charter equivalent (TCE) rate	$17,918	$23,760

The following table reflects available days, calendar days, fleet utilization and TCE rates for the six-month periods ended June 30, 2006 and 2007.

	Six months ended June 30,
	2006	2007
Available days	2,886	2,817
Calendar days	3,077	3,025
Fleet utilization	94%	93%
Time charter equivalent	$17,918	$23,760

Results of Operations

Six months ended June 30, 2007 compared to six months ended June 30, 2006

Revenues.  Revenues increased by $17.2 million, or 30.6 % to $73.4 million for the six months ended June 30, 2007, compared to $56.2 million for the same period in 2006. This increase was a direct result of the increase in hire and freight earned under time charter and voyage charter contracts, respectively for the six months ended June 30, 2007 as compared to the same period in 2006.

Voyage Expenses. Voyage expenses and related party voyage expenses, which primarily consist of  port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers, that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased by $1.9 million, or 45.2%, to $6.1 million for the six months ended June 30, 2007, compared to $4.2 million for the same period in 2006. This increase is primarily due to the increase in commissions by $1.1 million or 28.2% from $5.0 million for the six-months period ended June 30, 2007 as compared to $3.9 million for the same period in 2006.

Vessel Operating Expenses.  Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $1.3 million, or 8.5%, to $16.5 million for the six months ended June 30, 2007 compared to $15.2 million for the same period in 2006. Daily vessel operating expenses increased by $532, or 10.8%, to $5,462 for the six months ended June 30, 2007, compared to $4,930 for the same period of 2006. This increase is primarily due to increased cost of repairs and spares and increased crew costs due to the annual pay increases.

The following table reflects the calculation of our Daily vessel operating expense for the six-month periods ended June 30, 2006 and 2007 (amounts in thousands of U.S. dollars, except for Daily vessel operating expense, which is expressed in U.S. dollars, and calendar days).

	Six months ended June 30,
	2006	2007
Vessel operating expenses	$15,171	$16,523
Calendar days	3,077	3,025
Daily vessel operating expenses	$4,930	$5,462

      Depreciation and Amortization. Depreciation and amortization, which includes depreciation of vessels, depreciation of office furniture and equipment, as well as amortization of dry docking and special survey costs increased by $1.2 million, or 8.3% to $15.6 million for the six months ended June 30, 2007 compared to $14.4 million for the same period in 2006.

General and Administrative Expenses. General and administrative expenses, increased by $1.2 million, or 29.3%, to $5.3 million for the six months ended June 30, 2007 compared to $4.1 million for the same period in 2006. This increase is primarily due to the increase in the overall level of salaries and bonuses granted.

Gain on sale of vessels. The results for the six months ended June 30, 2007 included a gain of $6.2 million resulted from the sale of vessel Goldmar to a related party.

Interest and finance costs, net.  Interest and finance costs, net which includes interest and finance costs net of interest income amounted to $4.1 million for the six months ended June 30, 2007 as compared to $6.1 million for the same period in 2006, a decrease of $2.0 million.  This change is primarily attributed to the decrease in outstanding long term debt during the first six months of 2007 as a result of principal repayments, the realized and unrealized gains from derivative intruments of $0.4 million related to interest rate swaps and the increase of interest income. The Company had no derivative instruments in the six months ended June 30, 2006.

U.S. source income taxes. U.S. Source income taxes amounted to $0.1 million for the six months ended 2007 compared to $0.3 for the same period in 2006.

Liquidity and Capital Resources

The Company operates in a capital-intensive industry, which requires extensive investment in revenue-producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated by operations and proceeds from assets sales, bank indebtedness and sales of equity securities have historically been the main source of liquidity and have been sufficient to cover all requirements.

The Company believes that based upon current levels of vessels’ employment and cash flows from operations, it will have adequate liquidity to make required payments of principal and interest on the Company's debt and fund working capital requirements at least through December 31st, 2008.

Historically our principal source of funds has been equity provided by our Stockholders, including our offerings of our Class A common stock completed on December 13, 2004 and March 17, 2005, respectively, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our practice has been to acquire drybulk vessels using a combination of cash on hand, funds received from equity investors and bank debt secured by mortgages on our drybulk vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer second hand drybulk vessels and the selective sale of our older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk vessels on favourable terms.

Operating Activities

The net cash from operating activities increased by $18.1 million to $41.4 million during the six month period ended June 30, 2007, compared to net cash from operating activities of $23.3 million during the same period of 2006. This increase is primarily attributable to an increase in voyage revenues driven by an increase in hire and freight earned under time charter and voyage charter contracts.

Investing Activities

The net cash from investing activities was $4.2 million during the six-month period ended June 30, 2007, which is a result of (i) $11.0 million, representing the cash paid in connection with the private placement of 1,125,000 units at $8.00 per unit price and 2,000,000 warrants at $1.00 per warrant that Oceanaut and the Company consummated prior to the closing of Oceanaut’s initial public offering, (ii) the acquisition of office furniture and equipment of $0.6 million and (iii) the sale proceeds of vessel Goldmar of $15.7 million. Net cash used in investing activities for the six months ended June 30, 2006 was $0.3 and related to the acquisition of office furniture and equipment.

Financing Activities

The net cash used in financing activities was $21.1 million for the six months ended June 30, 2007, compared to net cash used in financing activities of $3.3 million during the same period in 2006. This increase was attributed mainly to a $19.2 million decrease in our long term debt as a result of principal repayments and to a $3.9 million dividend payment offset by collection of a $2.0 million receivable from a related party to us for the issuance of stock. During the first six months of 2006 we paid $21.7 million of loan principal while, during the same period restricted cash required by our loan covenants decreased by $18.4 million.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: October 2, 2007	By:	/s/ Christopher Georgakis
Christopher Georgakis
Chief Executive Officer, President and Director